UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022924

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 4 2002

SEC FILE NUMBER
8- 49577

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

DIVISION OF MARKET REGULATION

PROCESSING
MAY 0 2 2002
165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Percival Financial Partners, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Village Square II Suite 252 5100 Falls Road
(No. and Street)

Baltimore, MD 21210
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth P. Taylor, Sr. (410) 323-5333
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard N. Colman & Associates, P.A.
(Name — if individual, state last, first, middle name)

2 Reservoir Circle Suite 100 Baltimore, MD 21208
(Address) (City) (State) Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 6/02

OATH OR AFFIRMATION

I, Kenneth P. Taylor, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Percival Financial Partners, Ltd., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature
Kenneth P. Taylor, Sr.

President
Title

GLORIA CHANCE
NOTARY PUBLIC STATE OF MARYLAND
CITY OF BALTIMORE
MY COMMISSION EXPIRES JUNE 1, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company elected S Corporation status under the Internal Revenue Code and, as such, is not taxed on its income. All elements of income or loss are reflected on the individual income tax returns of its stockholders.

Note 2 - ACCOUNTS RECEIVABLE

The allowance for doubtful accounts as of December 31, 2001 was $0.

Note 3 - FIXED ASSETS

The components of fixed assets at December 31, 2001 are summarized as follows:

ASSET	COST	ACCUMULATED DEPRECIATION
Furniture and Fixtures	$ 19,792	$ 11,218
Office Equipment	52,888	40,219
Leasehold Improvements	6,678	536
Total Fixed Assets - Cost	$ 79,358	$ 51,973

Corrected

Depreciation expense for the year ended December 31, 2001 was $6,843.

Note 4 - LEASE COMMITMENT

Percival Financial Partners, Ltd. leases its office space from The Village at Cross Keys, Inc. under a three year operating lease expiring September 30, 2002. The lease expense through the maturity of the lease is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2002	28,161
TOTAL	$ 28,161

Note 5 - OTHER COMMITTMENTS

The Company has entered into an agreement with Weiss, Peck & Greer, LLC. to provide trading and brokerage services. This contract is cancelable with 90 days notice by either party. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. These services are provided by Weiss, Peck & Greer, LLC. This maintains the Company's compliance with the exemptive provisions of SEC Rule 15c3-3(k) (2)(ii).

PERCIVAL FINANCIAL PARTNERS, LIMITED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Computation of Net Capital

Total Stockholdres' Equity	206,845
Deduct: Stockholders' Equity not Allowable for Net Capital	0
Stockholders' Equity Qualified for Net Capital	206,845
Add: Liabilities Subordinated to Claims of General Creditors	0
Total Capital and Allowable Subordinated Liabilities and Credits	206,845
Deductions and/or Charges:	
Non-Allowable Assets:	
Accounts Receivable Not Collected Within 30 Days	0
Furniture (Cost $19,792 less $11,218 Accumulated Depreciation) Correction	8,574
Office Equipment (Cost $52,888 less $40,219 Accumulated Depreciation)	12,669
Leasehold Improvements (Cost $6,678 less $536 Accumulated Depreciation)	6,142
Other Assets	22,235
Total Non-Allowable Assets	49,620
Total Deductions and/or Charges:	49,620
Net Capital Before Haircuts on Securities Positions	157,225
Haircuts on Securities Positions	
Money Market	2,091
Total Haircuts on Securities Positions	2,091
Net Capital	155,134
Total Aggregate Indebtedness	
Accounts Payable	22,386
Total Aggregate Indebtedness	22,386
Ratio of Total Aggregate Indebtedness to Net Capital	0.144

Computation of Basic Net Capital Requirement

Net Capital per Above	155,134
Minimum Net Capital Requirement of Reporting Broker per NASD Agreement	5,000
Excess Net Capital	150,134
Excess Net Capital at 1,000% (Net Capital less 10% Aggregage Indebtedness)	152,896

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement